UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company’s Registry (NIRE) 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON CAPITAL

Telefônica Brasil S.A. (“Company”) communicates to the Shareholders that, at a meeting held on February 16th, 2022, the Company’s Board of Directors resolved on the payment of Interest on Capital (“IoC”), for the fiscal year 2022, pursuant to Article 26 of the Company’s Bylaws, Article 9 of Law 9,249/95 and CVM Resolution 638/2012, in the gross amount of R$180,000,000.00 (one hundred eighty million reais), withholding income tax at the rate of 15%, resulting in a net amount of R$153,000,000.00 (one hundred fifty-three million reais), based on the balance sheet of January 31st, 2022. The amount per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share
Interest on Capital	02/16/2022	02/25/2022	0.10739500713	0.01610925106	0.09128575606

As established in Article 26 of the Company’s Bylaw, said interest will be considered as part of the mandatory minimum dividends for the fiscal year 2022, subject to approval by the General Shareholders’ Meeting to be held in 2023.

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of February 25th, 2022. After this date, the shares will trade as “ex-interest”. The Interest on Capital will be paid by July 31st, 2023, and the Company’s Executive Board is responsible for setting the exact date.

Shareholders who are immune to or exempt from income tax, in accordance with the current legislation, must prove such conditions by March 4th, 2022 to the Shares and Custody Department of Banco Bradesco S.A., the depositary institution of the Company’s book-entry shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, subsolo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company’s Registry (NIRE) 35.3.001.5881-4

São Paulo, February 16, 2022.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430 3687 Email: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 16, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director